Exhibit 99.1

Scripps reports fourth-quarter results
Revenue increased 32 percent; net income more than quadrupled

For immediate release	(NYSE: SSP)
February 26, 2013

CINCINNATI - Led by a record level of political advertising revenues and the performance of acquired television stations, The E.W. Scripps Company reported operating results for the fourth quarter of 2012 that were significantly stronger than the fourth quarter of 2011, as well as the fourth quarter of the previous election year.

“Our repositioning of Scripps really paid off in the fourth quarter, and in all of 2012," said Rich Boehne, Scripps president and CEO. "Investing to expand our television portfolio and to improve our local news programming resulted in an attractive platform for political advertising and the most effective voice for election-year journalism ever staged by Scripps. We also took advantage of the election year to build out our digital product portfolio across both TV and newspaper markets, expanding audiences and attracting new revenue sources. Our investments in new digital products and services will continue in 2013, consistent with our goal to be the leader in our markets. These efforts, led by a broad deployment of more sales resources to take advantage of growing digital revenues, are good examples of creating value through internal investment.”

Consolidated revenues rose 32 percent to $260 million from $197 million in the fourth quarter of 2011. The 2012 quarter included revenue from television stations in Indianapolis, Denver, San Diego and Bakersfield that were acquired on Dec. 30, 2011. Excluding the new stations from the 2012 performance, consolidated revenues increased 14 percent year over year to $225 million.

Political advertising in the fourth quarter alone was higher than the full-year political total reported in any previous year.

Consolidated expenses for segments, shared services and corporate rose 14.3 percent to $196 million. Excluding costs associated with the new stations, expenses increased 1.6 percent to $174 million.

The revenue surge and expense discipline produced a substantial improvement in operating results. Operating income in the 2012 quarter was $45.4 million, up from $7.3 million in the fourth quarter of 2011. The year-ago quarter included $2.8 million of investment banking, legal and other fees associated with the acquisition of the television stations.

At $2.6 million, interest expense in the 2012 quarter was higher than in the prior-year quarter due to the debt used to finance the acquisition.

The provision for income taxes was $13.6 million in the fourth quarter of 2012, compared with a tax provision of less than a million dollars in the fourth quarter of 2011.

Net income in the fourth quarter of 2012 was $27.2 million, or 47 cents per share, compared with $6.3 million, or 11 cents per share, in the fourth quarter of 2011.

“In the television division,” continued Boehne, “the new stations in Denver, Indianapolis, San Diego and Bakersfield finished their first year as Scripps stations with strong revenue growth. And our decision to replace underperforming syndicated shows with internally produced programming had a positive impact in the first year. Our two newest shows - Let's Ask America and The List - are performing well from both ratings and financial perspectives.

“Despite difficult circumstances, our newspapers performed in line with our full-year guidance for 2012 as a result of improving trends in some markets, and disciplined expense control. The papers are preparing for a move in the first half of 2013 toward a new - bundled - subscription strategy for print and digital products."

“We expect the momentum to continue in 2013, with sustained progress from our newspapers and a level of profitability at our television stations - even on a same-station basis - that will be more than 50 percent higher than in 2011, the previous non-election year.”

Fourth-quarter results by segment are as follows:

Television
Reported revenue from the company's television stations in the fourth quarter was $152 million, up from $84.7 million in the fourth quarter of 2011. On a same-station basis, television revenue increased 39 percent in the quarter to $118 million.

Reported advertising revenue broken down by category was:

•	Local, up 11 percent to $54.9 million (down 12 percent on a same-station basis due to displacement caused by the surge in political advertising)

•	National, up 12 percent to $25.9 million (down 17 percent on a same-station basis due to displacement)

•	Political was $56.9 million, compared to $3.5 million in the 2011 quarter

Excluding the newly acquired stations, political advertising totaled $44.1 million in the fourth quarter. That compares with $28.1 million on a same-station basis in the fourth quarter of 2010 (the previous election cycle) and $26.0 million in 2008 (the previous presidential cycle).

Revenue from retransmission consent agreements more than doubled year over year to $7.9 million. As a result of new agreements with cable operators that went into effect during 2012, same-station retransmission revenue in the quarter increased 41 percent to $5.5 million.

Digital revenues in the fourth quarter increased 59 percent to $4.4 million, and grew 29 percent on a same-station basis.

Largely as a result of the addition of new stations, expenses for the TV station group grew 41 percent to $86.6 million. Excluding the new stations, expenses were up 5.2 percent, driven by staffing increases and promotional initiatives associated with Let's Ask America and The List.

The television division's segment profit in the fourth quarter was $65.3 million, compared with $23.2 million in the year-ago period. (See Note 2 in the attached financial information for a definition of segment profit.)

Newspapers
Total revenue from Scripps newspapers in the fourth quarter was $105 million, down 4.6 percent from the fourth quarter of 2011.

Circulation revenue in the fourth quarter decreased 3.4 percent to $29.6 million.

Print advertising revenue, at $63.8 million, was down 5.8 percent compared with the year-ago quarter.

Advertising revenue broken down by category was:

•	Classified, down 7.6 percent to $17.0 million

•	Real Estate - down 3.1 percent

•	Employment - down 15.8 percent

•	Automotive - down 9.3 percent

•	Local, down 3.7 percent to $22.5 million

•	Preprint and other, down 2.6 percent to $21.5 million

•	National, down 28 percent to $2.8 million

Digital revenue was up slightly to $6.6 million. Pure play digital revenue increased 12.8 percent over the year-ago quarter.

Total segment expenses decreased 5.6 percent to $93.5 million. Newsprint expenses decreased 9.0 percent due to lower volume and slightly lower price, but the savings were partially offset by higher expenses for outside printing costs associated with the print-and-deliver initiative, which resulted in a decrease in expenses for newspaper and press supplies in the quarter of 4.7 percent.

Fourth-quarter segment profit in the newspaper division increased 4.6 percent to $11.6 million from $11.1 million in the fourth quarter of 2011.

Syndication and other
The “syndication and other” category of the company's financial statements includes syndication of news features and comics and other features for the newspaper industry, and certain digital initiatives outside our newspaper and television markets.

In the fourth quarter, revenues were $2.7 million, and the segment loss was $1.7 million. In the fourth quarter of 2011, the segment reported profit of $0.4 million.

Financial condition
At December 31, 2012, Scripps had cash and cash equivalents of $243 million, up from $210 million at the end of the third quarter. Total debt was $196 million at the end of the fourth quarter.

Full-year results
Revenue in 2012 was $903 million, compared with $729 million in 2011. Excluding the recently acquired television stations, revenue increased 8.7 percent.

Scripps reported net income in 2012 of $40.2 million, or 70 cents per share, compared with a net loss of $15.5 million, or 27 cents per share, in 2011.

Looking ahead
For year-over-year performance of key metrics in the first quarter of 2013, management expects:

•	Television revenues to be flat

•	Television expenses to be down low-single digits

•	Newspaper revenues to be down in the low- to mid-single digits

•	Newspaper expenses to be down in the mid-single digits

•	Expenses for shared services and corporate to be approximately $20 million

For the full year 2013, management expects:

•	Television revenues to be down in the high-single digits due to the political off-year

•	Television expenses to be up slightly

•	Newspaper revenues and expenses to decline at a low-single-digit rate, with the decline in expenses being greater than the decline in revenue

•	Depreciation and amortization to be approximately $50 million

•	Capital expenditures to be approximately $25 million

•	Expenses for shared services and corporate to be between $60 and $65 million

In 2011 we signaled our belief in the importance of digital media by combining all of our digital initiatives into a single organization that will support our television and newspaper operations. Under the direction of our chief digital officer, we believe this focus will deliver long-term financial benefits to our television and newspaper groups as we find new and efficient platforms for bringing together advertisers and audiences. We began implementing this new structure in 2012 and have launched a number of new products and offerings in our newspaper and television markets. Looking to seize opportunities for long-term value creation, the company expects to invest in additional content creation and sales force development and training in its digital operations in 2013. Much of that incremental investment will be recorded in the “shared services” line, accounting for much of the year-over-year increase in that line.

“We see an immediate opportunity to capture a larger share of the digital audiences and revenues in our markets through an aggressive build-out of our operations. In 2013 that will result in approximately $22 million in investment," said Boehne. "Scripps has a long history of creating value through internal investment, reducing short-term segment profit to produce attractive long-term returns. We see that opportunity again as audiences and revenues grow quickly on smartphones, tablets, laptops and desktops. While those costs will affect bottom-line expectations in 2013, our company is enjoying genuine momentum right now with solid prospects of improved profitability.”

Conference call
The senior management of The E.W. Scripps Company will discuss the company's fourth-quarter results during a telephone conference call at 9 a.m. (Eastern) today. Scripps will offer a live audio webcast of the conference call. To access the webcast, visit www.scripps.com, and click on the “Investor Relations” link.

To access the conference call by telephone, dial 1-800-230-1096 (U.S.) or 1-612-332-0819 (international) approximately 10 minutes before the start of the call. Investors and analysts will need the name of the call ("fourth quarter earnings report") to be granted access. Callers also will be asked to provide their name and company affiliation. The media and general public are granted access to the conference call on a listen-only basis.

A replay line will be open from 11 a.m. (Eastern) February 26 until 11:59 p.m. March 4. The domestic number to access the replay is 1-800-475-6701 and the international number is 1-320-365-3844. The access code for both numbers is 278001.

A replay of the conference call will be archived and available online for an extended period of time following the call. To access the audio replay, visit www.scripps.com approximately four hours after the call, choose "investor relations," then follow the "audio archives" link on the left side of the page.

Forward-looking statements
This press release contains certain forward-looking statements related to the company's businesses that are based on management's current expectations. Forward-looking statements are subject to certain risks, trends and uncertainties, including changes in advertising demand and other economic conditions that could cause actual results to differ materially from the expectations expressed in forward-looking statements. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. The company's written policy on forward-looking statements can be found in its 2011 SEC Form 10K. The company undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date the statement is made.

About Scripps

Scripps (www.scripps.com) is a leading media enterprise that embraces its rich history in delivering high-quality journalism through television stations, newspapers and the Scripps Howard News Service, while developing and expanding its digital strategies for multiple platforms. The company provides community-changing breaking news, story-telling, investigations and interactive outreach at 19 television stations in major markets such as Denver, San Diego, Detroit, Phoenix, Cleveland, Cincinnati and Tampa, and 13 newspaper markets, including Memphis, Knoxville, Naples, Fla., and Corpus Christi, Texas. Since 1941, Scripps has operated the National Spelling Bee, one of America's most-enduring celebrations of academic excellence. For a full listing of Scripps media companies and their associated Web sites, visit http://www.scripps.com/.

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Contact Tim King, The E.W. Scripps Company, 513-977-3732
tim.king@scripps.com

THE E. W. SCRIPPS COMPANY
RESULTS OF OPERATIONS

	Three months ended December 31,		Years ended December 31,
(in thousands, except per share data)	2012	2011	2012	2011

Operating revenues	$259,753	$197,397	$903,458	$728,660
Segment, shared and corporate expenses	(195,894)	(171,404)	(755,971)	(682,231)
Pension expense	(2,865)	(2,834)	(8,620)	(8,135)
Acquisition and related integration costs	—	(2,787)	(5,826)	(2,787)
Restructuring costs	(2,915)	(3,406)	(9,335)	(9,935)
Depreciation and amortization	(12,287)	(9,568)	(49,332)	(40,069)
Impairment of long-lived assets	—	—	—	(9,000)
Gains (losses), net on disposal of property, plant and equipment	(424)	(110)	(474)	124
Operating expenses	(214,385)	(190,109)	(829,558)	(752,033)
Operating income (loss)	45,368	7,288	73,900	(23,373)
Interest expense	(2,593)	(473)	(12,246)	(1,640)
Miscellaneous, net	(2,295)	(53)	(4,747)	(675)
Income (loss) from operations before income taxes	40,480	6,762	56,907	(25,688)
(Provision) benefit for income taxes	(13,561)	(620)	(16,985)	10,001
Net income (loss)	26,919	6,142	39,922	(15,687)
Net income (loss) attributable to noncontrolling interests	(266)	(150)	(266)	(150)
Net income (loss) attributable to the shareholders of The E.W. Scripps Company	$27,185	$6,292	$40,188	$(15,537)
Net income (loss) per basic share of common stock attributable to the shareholders of The E.W. Scripps Company:	$0.47	$0.11	$0.70	$(0.27)

Weighted average basic shares outstanding	55,073	54,683	54,907	57,217
See notes to results of operations.

Notes to Results of Operations
1. ACQUISITION AND INTEGRATION COSTS
Included in acquisition and related integration costs for 2012, is a $5.7 million non-cash charge to terminate the McGraw-Hill stations' national representation agreement. We decided to use our existing national representative in all Scripps markets. As an inducement, our existing national representative firm agreed to pay the $5.7 million termination fee on our behalf.
2. SEGMENT INFORMATION
We determine our business segments based upon our management and internal reporting structure. Our reportable segments are strategic businesses that offer different products and services.
Out television segment includes ten ABC affiliates, three NBC affiliates, one independent station and five Azteca affiliates. Our television stations reach approximately 13% of the nation's television households. Television stations earn revenue primarily from the sale of advertising time to local and national advertisers.
Our newspaper segment includes daily and community newspapers in 13 markets in the U.S. Newspapers earn revenue primarily from the sale of advertising space to local and national advertisers and from the sale of newspapers to readers.
Syndication and other primarily include certain digital operations outside our newspaper and television markets and syndication of news features and comics and other features for the newspaper industry.
We allocate a portion of certain digital and corporate costs and expenses, including information technology, certain employee benefits, and other shared services, to our business segments. The allocations are generally amounts agreed upon by management, which may differ from an arms-length amount. Corporate assets are primarily cash and cash equivalents, and other short-term investments, property and equipment primarily used for corporate purposes, and deferred income taxes.
Our chief operating decision maker evaluates the operating performance of our business segments and makes decisions about the allocation of resources to our business segments using a measure called segment profit. Segment profit excludes interest, defined benefit plan pension expense (other than current service costs), income taxes, depreciation and amortization, divested operating units, restructuring activities, investment results and certain other items that are included in net income (loss) determined in accordance with accounting principles generally accepted in the United States of America.
Effective January 1, 2012, we changed our defined benefit plan pension expense allocation policy to charge business segments only for the current service costs of defined benefit plans. We have recast the prior period for this change.

Information regarding our business segments is as follows:

	Three months ended December 31,			Years ended December 31,
(in thousands)	2012	2011	Change	2012	2011	Change
Segment operating revenues:
Television	$151,913	$84,665	79.4%	$493,896	$300,598	64.3%
Newspapers	105,142	110,209	(4.6)%	399,091	414,289	(3.7)%
Syndication and other	2,698	2,523	6.9%	10,471	13,773	(24.0)%
Total operating revenues	$259,753	$197,397	31.6%	$903,458	$728,660	24.0%

Segment profit (loss):
Television	$65,290	$23,206		$159,917	$51,989
Newspapers	11,615	11,099		27,595	26,417
Syndication and other	(1,688)	370		(3,395)	(1,343)
Shared services and corporate	(11,358)	(8,682)		(36,630)	(30,634)

Depreciation and amortization	(12,287)	(9,568)		(49,332)	(40,069)
Impairment of long-lived assets	—	—		—	(9,000)
Gains (losses), net on disposal of property, plant and equipment	(424)	(110)		(474)	124
Pension expense	(2,865)	(2,834)		(8,620)	(8,135)
Interest expense	(2,593)	(473)		(12,246)	(1,640)
Acquisition and related integration costs	—	(2,787)		(5,826)	(2,787)
Restructuring costs	(2,915)	(3,406)		(9,335)	(9,935)
Miscellaneous, net	(2,295)	(53)		(4,747)	(675)
Income (loss) from operations before income taxes	$40,480	$6,762		$56,907	$(25,688)

The following is segment operating revenue for television:

	Three months ended December 31,			Years ended December 31,
(in thousands)	2012	2011	Change	2012	2011	Change
Segment operating revenues:
Local	$54,874	$49,378	11.1%	$223,534	$177,931	25.6%
National	25,919	23,168	11.9%	109,084	84,425	29.2%
Political	56,916	3,487		106,732	6,922
Digital	4,366	2,746	59.0%	15,024	9,400	59.8%
Retransmission	7,858	3,880	102.5%	30,867	15,687	96.8%
Other	1,980	2,006	(1.3)%	8,655	6,233	38.9%
Total operating revenues	$151,913	$84,665	79.4%	$493,896	$300,598	64.3%

The following is segment operating revenue for newspapers:

	Three months ended December 31,			Years ended December 31,
(in thousands)	2012	2011	Change	2012	2011	Change
Segment operating revenues:
Local	$22,526	$23,391	(3.7)%	$79,700	$83,992	(5.1)%
Classified	17,009	18,417	(7.6)%	74,530	78,077	(4.5)%
National	2,807	3,915	(28.3)%	9,421	13,723	(31.3)%
Preprint and other	21,485	22,054	(2.6)%	70,701	72,824	(2.9)%
Print advertising	63,827	67,777	(5.8)%	234,352	248,616	(5.7)%
Circulation	29,632	30,673	(3.4)%	117,700	120,569	(2.4)%
Digital	6,636	6,579	0.9%	26,085	26,160	(0.3)%
Other	5,047	5,180	(2.6)%	20,954	18,944	10.6%
Total operating revenues	$105,142	$110,209	(4.6)%	$399,091	$414,289	(3.7)%

3. CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31,
(in thousands)	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$242,642	$127,889
Other current assets	160,058	197,521
Total current assets	402,700	325,410
Investments	21,115	23,214
Property, plant and equipment	374,931	387,972
Goodwill	27,966	28,591
Other intangible assets	144,783	151,858
Deferred income taxes	36,095	32,705
Other long-term assets	23,178	20,778
TOTAL ASSETS	$1,030,768	$970,528

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$23,329	$17,697
Customer deposits and unearned revenue	26,240	26,373
Current portion of long-term debt	15,900	15,900
Accrued expenses and other current liabilities	80,564	65,078
Total current liabilities	146,033	125,048
Long-term debt (less current portion)	180,200	196,100
Other liabilities (less current portion)	164,625	132,379
Total equity	539,910	517,001
TOTAL LIABILITIES AND EQUITY	$1,030,768	$970,528

4. EARNINGS PER SHARE (“EPS”)
Unvested awards of share-based payments with rights to receive dividends or dividend equivalents, such as our restricted stock and restricted stock units (RSUs), are considered participating securities for purposes of calculating EPS. Under the two-class method, we allocate a portion of net income to these participating securities and therefore exclude that income from the calculation of EPS allocated to common stock. We do not allocate losses to the participating securities.

	Three months ended December 31,		Years ended December 31,
(in thousands)	2012	2011	2012	2011
Numerator (for basic earnings per share)
Net income (loss) attributable to the shareholders of The E.W. Scripps Company	$27,185	$6,292	$40,188	$(15,537)
Less income allocated to unvested restricted stock and RSUs	(1,108)	(427)	(1,845)	—
Numerator for basic earnings per share	$26,077	$5,865	$38,343	$(15,537)

Denominator
Basic weighted-average shares outstanding	55,073	54,683	54,907	57,217
Effective of dilutive securities:
Stock options held by employees and directors	883	—	474	—
Diluted weighted-average shares outstanding	55,956	54,683	55,381	57,217